SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D
                          (Amendment No. 13)

               Under the Securities Exchange Act of 1934

                            L.A. Gear, Inc.
                           (Name of Issuer)

                            Common Stock
                    (Title of Class of Securities)


                               501708-10-1
                 (CUSIP Number of Class of Securities)



                           Robert G. Moskowitz
                      Trefoil Capital Investors, L.P.
                          4444 Lakeside Drive
                      Burbank, California  91505
                             (818) 845-4444

      (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                              October 10, 1997

        (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13D-
1(b)(3) or (4), check the following box:  [ ]

Check the following box if a fee is being paid with this
Statement:  [ ]


                            Page 1 of 6
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13D
CUSIP NO. 501708-10-1

(1)  NAME OF REPORTING PERSON
          Trefoil Capital Investors, L.P.

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                    (a)  [ ]
                                                    (b)  [X]

(3)  SEC USE ONLY ____________________________________

(4)  SOURCE OF FUNDS _________________________________
          OO

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                         [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

---------------------------------------------------------------------
                     : (7)  SOLE VOTING POWER
                     :       1,000,000 SHARES OF COMMON STOCK
                     :      20,981 SHARES OF SERIES B PREFERRED STOCK
                     :
                     : (8)  SHARED VOTING POWER
Number Of Shares     :      -0-
Beneficially Owned   :
By Each Reporting    : (9)  SOLE DISPOSITIVE POWER
Person With          :      1,000,000 SHARES OF COMMON STOCK
                     :     20,981 SHARES OF SERIES B PREFERRED STOCK
                     :
                     :(10) SHARED DISPOSITIVE POWER
                     :      -0-
---------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,000,000 SHARES OF COMMON STOCK
          20,981 SHARES OF SERIES B PREFERRED STOCK

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                          [X]
          SEE ITEM 5

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.63%

(14) TYPE OF REPORTING PERSON
          PN

13D
CUSIP No. 501708-10-1

          This Amendment No. 13 to Schedule 13D, filed on behalf of Trefoil Capital Investors, L.P., a Delaware limited partnership ("Trefoil"), hereby amends the Schedule 13D filed on June 6, 1991 as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is hereby amended and supplemented to include the following:

          Pursuant to the terms of the Series B Preferred Stock, the Company elected to pay a quarterly dividend on the Series B Preferred Stock for the quarter ended November 30, 1996, of 21,374 additional shares of Series B Preferred Stock, in lieu of cash dividends. As a result Trefoil may be deemed to have acquired beneficial ownership pursuant to Rule 13d-3(d) under the Exchange Act of an additional 316,656 shares of Common Stock (the "Dividend Common Shares") issuable upon conversion of the 21,374 additional shares of Series B Preferred Stock received as a dividend on the Series B Preferred Stock.

          On March 3, 1997, Stanley P. Gold (Chairman of the Board, Chief Executive Officer and a director of the Company, President and a Managing Director of TII, and a director, officer and stockholder of Shamrock Capital Advisors, Inc. ("SCA")) and Robert G. Moskowitz (a director of the Company, a Managing Director of TII, and an officer and stockholder of SCA) each received a grant of 20,000 options to purchase shares of Common Stock pursuant to the Company's 1992 Stock Incentive Plan, in connection with their service as directors of the Company, in lieu of directors' fees.

ITEM 4.   PURPOSE OF TRANSACTION.

          On October 10, 1997, pursuant to a Stock Purchase Agreement dated October 10, 1997 (the "Agreement"), Trefoil sold 1,140,356 shares of Series B Preferred Stock to PCH Investments, LLC, a California limited liability company ("PCH"). Pursuant to this agreement, Trefoil also granted PCH an option to purchase Trefoil's remaining shares of Series B Preferred Stock and Common Stock. This option may be exercised prior to April 15, 1998, provided that the exercise of this option does not cause a default under the Loan and Security Agreement between L.A. Gear California, Inc. and Congress Financial Corporation.

          At a meeting of the Board of Directors of the Company held on October 12, 1997, Mr. Gold resigned as Chief Executive
Officer and as a director and Messrs. Robert G. Moskowitz, William Benford, Walter C. Bladstrom, Allan E. Dalshaug, Stephen A. Koffler, Vappalak A. Ravindran and Clifford Miller resigned as directors.

          Subject to the foregoing, Trefoil has no plans or proposals that relate to or would result in any such transaction, event or action as is enumerated in paragraphs (a) through (j) of
Item 4 to the form of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5(a) is hereby amended and supplemented to include the following:

          (a) For purposes of Rule 13d-3 promulgated under the Exchange Act, Trefoil may be deemed the beneficial owner of an aggregate of 1,310,834 shares of Common Stock, constituting approximately 5.63%,(1) of the issued and outstanding shares of Common Stock.

_________________
(1) In accordance with Rule 13d-3(d) under the Exchange Act, based on an aggregate of 23,269,904 shares of Common Stock outstanding, consisting of 22,959,070 shares of Common Stock outstanding as reported on the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1997 (the "May 31,
1997 Form 10-Q"), and giving effect to the conversion of Trefoil's outstanding shares of Series B Preferred Stock at a conversion ratio of 14.815 shares of Common Stock for each share of Series B Preferred Stock.


          For purposes of Rule 13d-3 under the Exchange Act, Mr. Gold has advised Trefoil that he is the beneficial owner of an aggregate of 930,000 shares of Common Stock (including 750,000 shares of Common Stock which Mr. Gold has the right to acquire within 60 days after the date of this Amendment No. 13 pursuant to the Company's 1993 Stock Incentive Plan, 20,000 shares of Common Stock which Mr. Gold has the right to acquire within 60 days after the date of this Amendment No. 13 pursuant to the Company's 1986 Stock Incentive Plan, and 40,000 shares of Common Stock which Mr. Gold has the right to acquire within 60 days after the date of this Amendment No. 13 pursuant to the Company's 1992 Stock Incentive Plan for Eligible Nonemployee Directors), constituting approximately 3.89%(2) of the issued and outstanding Common Stock. Mr. Gold has advised Trefoil that he intends to dispose of the shares of Common Stock that he currently owns.

_______________________
(2) In accordance with Rule 13d-3(d) under the Exchange Act, based on an aggregate of 23,889,070 shares of Common Stock outstanding, consisting of 22,959,070 shares of Common Stock outstanding as reported on the May 31, 1997 Form 10-Q and giving effect to the exercise of all stock options held by Mr. Gold which are exercisable within 60 days after the date of filing this Amendment No. 13.


          For purposes of Rule 13d-3 under the Exchange Act, Mr. Moskowitz has advised Trefoil that he is the beneficial owner of an aggregate of 60,000 shares of Common Stock (including 20,000 shares of Common Stock which Mr. Moskowitz has the right to acquire within 60 days after the date of this Amendment No. 13 pursuant to the Company's 1986 Stock Incentive Plan, and 40,000 shares of Common Stock which Mr. Moskowitz has the right to acquire within 60 days after the date of this Amendment No. 13 pursuant to the Company's 1992 Stock Incentive Plan for Eligible Nonemployee Directors), constituting approximately 0.26%(3) of the issued and outstanding Common Stock.

_____________________
(3) In accordance with Rule 13d-3(d) under the Exchange Act, based on an aggregate of 23,019,070 shares of Common Stock outstanding, consisting of 22,959,070 shares of Common Stock outstanding as reported on the May 31, 1997 Form 10-Q and giving effect to the exercise of all stock options held by Mr. Moskowitz which are exercisable within 60 days after the date of filing this Amendment No. 13.

          Pursuant to Rule 13d-4 under the Exchange Act, Trefoil disclaims beneficial ownership in any shares of Common Stock beneficially owned by Messrs. Gold or Moskowitz. Trefoil believes that it is not a member of, and disaffirms the existence of, any "group" (within the meaning of Rule 13d-5 under the Exchange Act) with Mr. Gold, Mr. Moskowitz or any other person (other than TII) with respect to securities of the Company.

          Item 5(c) is hereby amended and supplemented to include the following:

          As described in Item 4, Trefoil sold 1,140,356 shares of Series B Preferred Stock on October 10, 1997 in a privately negotiated transaction with PCH. The price per share was $0.20. Trefoil also granted PCH an option to purchase Trefoil's remaining shares of Series B Preferred Stock and Common Stock for an aggregate of $20,000.
This option may be exercised prior to April 15, 1998, provided that the exercise of this option does not cause a default under the Loan and Security Agreement between L.A. Gear California, Inc. and Congress Financial Corporation.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended and supplemented to add the following:

          Trefoil and PCH have entered into a Stock Purchase Agreement dated October 10, 1997, for the sale of 1,140,356 shares of Series B Preferred Stock. Trefoil also granted PCH an option to purchase Trefoil's remaining shares of Series B Preferred Stock and Common Stock. This option may be exercised prior to April 15, 1998, provided that the exercise of this option does not cause a default under the Loan and Security Agreement between L.A. Gear California, Inc. and Congress Financial Corporation.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1  -    Stock Purchase Agreement, dated as of
                          October 10, 1997 between Trefoil Capital
                          Investors, L.P., and PCH Investments,
                          LLC, a California limited liability
                          company

                             SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 13, 1997



                               TREFOIL CAPITAL INVESTORS, L.P.

                               By: ___/s/ Trefoil Investors, Inc.___

                               Its:General Partner


                                   By:____/s/ Robert G. Moskowitz___

                                   Its: Managing Director

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